# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PS International Group Ltd., CIK 0001997201
CUSIP: G7308J105
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Unit 1002, l0/F Join-in Hang Sing Center, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 08/26/2025
Amends the filing with accession number 0001013762-24-000893
Filed by CIK 0002029954
Persons authorized to receive notices and communications: Yee Kit Chan, Unit 1002, l0/F Join-in Hang Sing Center, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong (K3), 00000, 852 2754-3320

## Reporting persons
- Grand Pro Development Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Profit Sail SAS Holdings Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yee Kit Chan (CIK 0002029954): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: PS International Group Ltd.
Address of issuer's principal executive offices: Unit 1002, l0/F Join-in Hang Sing Center, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong (K3), 00000
Comment: This Amendment No. 1 (this "Amendment No. 1") amends the statement on Schedule 13D originally filed by the Reporting Persons (as defined below) on July 25, 2024 (the "Schedule 13D") and relates to the ordinary shares, par value $0.0001 per share of the Issuer ("Ordinary Shares"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On August 26, 2025, the Reporting Persons entered into a share purchase agreement (the "Share Purchase Agreement") pursuant to which Grand Pro Development Limited ("Grand Pro"), Profit Sail SAS Holdings Company Limited ("Profit Sail") sold an aggregate of 15,534,000 ordinary shares, par value $0.0001 per share of the Issuer. The foregoing descriptions of the Share Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Share Purchase Agreement, which is attached as Exhibit 99.2 hereto, and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 11 and 13 of the cover pages to this Amendment No. 1 are incorporated therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 to 10 of the cover pages to this Amendment No. 1 are incorporated therein.
Transactions in the class effected during the past sixty days: During the past 60 days, Grand Pro sold an aggregate of 13,534,000 Ordinary Shares, and Profit Sail sold an aggregate of 2,000,000 Ordinary Shares at $0.308 per share.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 26, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

Item 4 of Amendment No. 1 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* - Joint Filing Agreement
Exhibit 99.2* - Share Purchase Agreement

* Filed herewith

## Signatures
- Grand Pro Development Limited: /s/ Yee Kit Chan, Yee Kit Chan/Director (09/04/2025)
- Profit Sail SAS Holdings Company Limited: /s/ Yee Kit Chan, Yee Kit Chan/Director (09/04/2025)
- Yee Kit Chan: /s/ Yee Kit Chan, Yee Kit Chan (09/04/2025)